Amendment #1 to Services Agreement

This Amendment (“Amendment”) #1 is entered into by and between the Board of Governors of the Colorado State University System, acting by and through Colorado State University, an institution of higher education of the State of Colorado, located at Fort Collins, Colorado 80523-2002 (“University”) and the Sponsor, BriaCell Therapeutics Incorporated (“Sponsor”) (Collectively referred to as “Parties”). This amendment is effective February 1, 2019.

Project Title: Service Agreement with BriaCell Therapeutics Inc.

WHEREAS, University and Sponsor have mutually entered in a Services Agreement (“Agreement”) effective September 1, 2017; and

The term of the Agreement with any Amendments is nearing expiration and Parties have expressed a desire to extend said Agreement; and

Sponsor desires University to continue work under the Agreement as amended.

In consideration of the foregoing Recitals and mutual promises herein contained, the Parties agree as follows:

1.	Scope of Work (“SOW”). The Sponsor agrees to the supplemental work proposed by University as presented by Exhibit A.

2.	Term. The Agreement shall now terminate on March 1, 2020 unless sooner terminated as provided in the Agreement or extended by mutual written agreement of the Parties.

3.	Payment. The Sponsor agrees to pay the University for the Project performed under this Agreement in a fixed price amount of $219,056.

Payable as 50% ($109,528) upon execution of Amendment #1. 40% ($87,622) at mid-project, on or about September 31, 2019. Final 10% ($21,906) upon University’s submission of all deliverables.

Except as expressly amended by this Amendment, all other terms and conditions of the Agreement and previous Amendments shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Amendment the day and year shown.

The Board of Governors of The Colorado State University System, acting by and through Colorado State University, an institution of higher education of the State of Colorado	BriaCell Therapeutics Corporation Inc.

By:	By:

Printed Name: Lisa Anaya Esquibel, Sr. Research Administrator	Printed Name: William V. Williams, M.D., President and CEO

Date:	Date:	2019 April 2

Research Plan: Statement of Work - Exhibit A

A. Hypothesis

The synthesis of numerous chimeric hybrids of two natural products, Staurosporine and Rottlerin, will be investigated with the objective of identifying compounds that have selectivity for inhibition of protein kinase C- delta (PKC-δ). The specific hypothesis to be further interrogated, is the concept that combining two domains of two naturally occurring PKC- δ inhibitors into a chimeric or hybrid structure, will retain biochemical and biological activity, and improving selectivity for the specific PKC- δ isozyme. This project is a collaborative effort between the Williams laboratory at CSU and that of Prof. Douglas V. Faller, M.D., of Boston University Medical Center. Very promising preliminary results have revealed that combining two distinct sectors of each natural product into a new chimeric or hybrid chemical structure, furnishes potent, and highly selective PKC- δ inhibitors with potential clinical utility. Most of the proposed budget will be used to support two post-docs in the Williams laboratory at CSU to prepare the new PKC- δ inhibitors with additional funds being utilized to obtain in vitro and in vivo biological testing data through Dr. Faller and an appropriate CRO. These synthetic small molecule inhibitors will then be sent to the Faller laboratory for in-depth biochemical, cellular and animal testing.

B. Specific Aims

Aim I. Targeted synthetic chemical modifications of current lead PKC δ inhibitors.

Aim II. Testing new PKC δ inhibitors for PKC δ-inhibitory activity and for PKC δ isozyme-specificity.

Aim III. Test new PKC δ inhibitors for targeted cytotoxic activity in diverse human pancreatic cancer cells

C. Background and Significance

Pancreatic adenocarcinoma affects approximately 10 per 100,000 persons annually in the United States, and is the fourth leading cause of cancer related-mortality,1-3 occurring in approximately 43,140 patients per year (2010), with 36,800 patients expected to die in the US from the disease. Pancreatic cancer is generally diagnosed in advanced stages, with a 5-year survival rate of 1.3-3%.4 It is known that 30% of all human cancers have a RAS allele activated by mutation. At least 93% of pancreatic cancers have the identical position 12-activating mutation in the K-RAS gene. We previously discovered that over-activity of RAS signaling sensitizes tumor cells to apoptosis when PKC δ activity is suppressed, and this effect can be exploited as a targeted cancer therapeutic. We have demonstrated that mutated, constitutively-activated RAS is lethal to the cell unless a survival pathway, also driven by Ras, is active.5-14 Over-activity of RAS signaling sensitizes tumor cells to apoptosis when PKC δ activity is suppressed. We have shown that this cancer-specific susceptibility can be exploited as a targeted cancer therapeutic.15 Importantly, PKC δ inhibition is not toxic to cells with normal levels of RAS activity. Unlike the classical PKC isozymes, PKC δ is not required for the survival of normal cells, and its inhibition or down- regulation in normal cells and organisms has no adverse effects.5-8 Inhibition of PKC δ by a variety of means in human and murine cells containing a mutated, activated RAS allelle, however, initiates rapid and profound apoptosis.5 This molecular approach, targeting tumor cells containing a mutated oncogenic protein (and sparing normal cells), by altering a second protein or its activity required for survival of the tumor (“non-oncogene addiction”) is now sometimes termed “synthetic lethality.”

While activation of Ras itself renders tumor cells absolutely dependent upon PKC δ activity, aberrant activation of Ras effector pathways such as the Raf/Mek pathway causes the same sensitization. Up to 70% of melanomas have activating mutations of Raf. We have shown that Raf mutant melanoma cells are dependent upon PKC δ for survival and our inhibitors are extremely cytotoxic to these cells. Very recently, a Raf inhibitor has been approved for the treatment of Raf-mutant melanomas. While demonstrating unprecedented activity against these tumors, resistance and relapse invariably occurs within 6-8 months. These resistant tumors have developed activating mutations in N-Ras. Consequently, these Raf-inhibitor resistant tumors are also fully susceptible to PKC δ inhibitors; herein lies the unique opportunity for the clinical development of our inhibitors.

In this proposal, we will refine our lead PKC δ-inhibitors by generating additional specific analogs of the rottlerin-staurosporine hybrid lead inhibitor we have designed, synthesized and tested, and use in vitro studies to select the “optimal” candidate drug for inducing RAS-mediated apoptosis in pancreatic carcinoma. In future work, we will then move this compound forward into formal preclinical studies.

D. Preliminary Studies/Evidence of Multidisciplinary Approach:

Because much of the background work relevant to this proposal is published or in press, and because of space limitations, we have limited the review of our already-published data. This is a collaborative study between the Williams laboratory at CSU, which is performing all of the synthetic work on the new PKC δ inhibitors and Prof. Douglas V. Faller’s laboratory at Boston University Medical Center, that is performing all of the biochemical, cellular, pre-clinical animal studies and clinical studies.

Summary of Prior Published Work – The Faller laboratory has previously shown conclusively that:

●	PKC δ inhibition, by a variety of independent means, induces apoptosis in multiple cell types containing an activated RAS protein, including primary human cancer cells.
●	Ras activity is both necessary and sufficient for this apoptotic effect.
●	Tumor cells with oncogenic mutations in RAS, or certain RAS effector pathways, are susceptible to apoptosis induced by PKC δ inhibition, both in vitro and in animal models. Human tumor cells sensitive to PKC δ inhibition include melanomas,
●	pancreatic, lung, prostate, triple-negative breast, ovarian carcinomas and neuroendocrine tumors with aberrant Ras signaling, and pancreatic, prostate, and breast cancer stem cells.
●	We have validated that the specific drug-target/PKC isozyme required for tumor survival is PKC δ.
●	We have also extensively defined the molecular mechanisms involved in this process.
This background work has been extensively published and documented.6-10,12-15,15-17 The synthesis of KAM1, which constitutes the basis upon which additional analogs will be prepared, is shown in Scheme 2.

E. Research Design and Methods

Aim I. Targeted Chemical Modifications of Current Lead PKC δ Inhibitor

With our genetic validation that PKC δ is the specific target molecule for tumor cell survival, we have been able to generate a pharmacophore model using a prototype chimeric structure based on a known PKCδ-specific inhibitor (the natural product rottlerin) and a more general class of protein kinase C inhibitors (the natural product staurosporine), and incorporating protein structural data for “novel” class PKCs. Lead Compound I (rottlerin) was identified as an excellent candidate for further modification because of its in vivo safety and isozyme selectivity. The rationale for such modifications is to improve PKC δ-selectivity and potency. Therefore, we will focus this proposal on developing synthetic analogs of rottlerin with superior properties (as defined below) and in future studies move the optimal new analog forward into formal preclinical development. We have already designed and synthesized a set of analogs based on this strategy. In this 2nd generation of PKCδ inhibitors, the “head” group (A) has been made to resemble that of staurosporine, a potent general PKC inhibitor, and other bisindoyl maleimide kinase inhibitors, with domains B (cinnamate side chain) and C (benzopyran) conserved from the rottlerin scaffold to preserve isozyme specificity (Scheme 1). The first such chimeric molecule, KAM1 (Scheme 2),15 was indeed very active, like staurosporine, but is also PKCδ-specific, showing potent activity against Ras-mutant human cancer cells in culture and in vivo animal models (Fig. 1).15 On the basis of SAR analyses of KAM1, we have now generated thirty-six new 3rd generation analogs and tested each of these compounds for biochemical and cellular activity. The synthetic chemistry platform that was used to prepare KAM1, was readily modified to synthesize these thirty-six additional analogs. We have quantitated the PKC δ-inhibitory activity and isozyme-specificity of this 3rd generation in vitro, then carried out comparative testing on pancreatic cancer cell lines. A number of these 3rd generation analogs demonstrate significant increases in potency and isozyme specificity over rottlerin (1st gen) and KAM1 (2nd gen). For example, one such new compound (B106) is much more potent than rottlerin. B106 has a PKC δ IC50 in the range of 0.05 µM (Table 1, entry 3) compared to 3 µM for rottlerin (Table 1, entry 1), is 1000-fold more inhibitory against PKC δ than PKC α in vitro, and produces cytotoxic activity against RAS-mutant cells at nM concentrations. Specificity for PKC δ over “classical” PKC isoforms, like PKC α is important. Inhibition of PKC α is generally toxic to all cells, normal and malignant, and would render our agent non-“tumor-targeted.” We are therefore seeking to maximize PKC δ isozyme-specificity for the inhibitors to retain the tumor-targeted cytotoxic properties. We will eventually test selected inhibitors against an entire panel of PKC isozymes.

B106 produces substantial cytotoxicity against RAS-mutant pancreatic and melanoma tumor lines (Fig. 2) at concentrations 8-16 times lower than rottlerin (Table 1). Because we have published the cytotoxic activity of PKC δ-inhibitors against pancreatic adenocarcinoma and neuroendocrine cancers, we are using the preliminary data here to show activity at additional types of human tumors with RAS activation.

Synthetic strategy and approach: A major goal of this next generation synthesis will be to increase the drug-like properties of the drug candidate molecules, as the 3rd generation molecules have not yet been optimized for drug-like properties (e.g., improved water solubility; stability; ease of formulation; oral- bioavailability and favorable toxicity profile). We will start by simply adding polar groups to the B106 scaffold, which is thus far the most promising analog. Thus, as shown in Scheme 3, R1 and R2, which are hydroxyl groups in rottlerin and are hydrogen atoms in B106, will be sequentially substituted with OH groups which should improve water solubility. In addition, we plan to perform an isosteric replacement of the aromatic CH groups (8, X and Z) with basic nitrogen atoms which will be protonated at physiological pH providing for additional water solubility and perhaps improved potency. Based on the biological activity of these 4th generation of analogs, our SAR will be further guided by these outcomes. In addition, we plan to make the cap group from the staurosporine scaffold, more similar to the natural staurosporine structure with the ultimate goal of preparing the initial chimeric analog series depicted in Scheme 1. Space does not permit a detailed description of the synthetic plan but it can be said that these new 4th generation analogs do not pose a significant synthetic challenge and are well within the expertise of the Williams laboratory and should be amenable to the basic synthetic chemistry platform that was developed to make KAM1 (Scheme 2).

Aim II. Testing New PKC δ Inhibitors for PKC δ Inhibitory Activity and for PKC δ Specificity. To verify the PKC δ inhibitory activity and isozyme-specificity of the next generation analogs in vitro, we will utilize fluorogenic FRET detection (Z-lyte) technology, recombinant PKC isozymes, and peptide substrates, in a robust and validated assay to screen the PKC δ inhibitors we synthesize.

AIM III. TEST THESE NEW PKCδ INHIBITORS IN HUMAN PANCREATIC CANCER CELLS FOR INDUCTION OF APOPTOSIS: III.A. Testing human pancreatic cancer cell lines for sensitivity to PKC δ inhibition. We will test up to six human pancreatic cancer lines with known activating mutations in K-Ras and representing varying degrees of differentiation19 (Capan-1 & Capan-2 [well-differentiated]; Hs770T, Colo357 & AsPC-1 [moderately-differentiated]; Panc-1 & Mia-Paca-2 [poorly-differentiated], compared with pancreatic tumor cell lines containing wild-type K-Ras (e.g., BxPC-3) and primary pancreatic epithelial cells. These comparisons will document the Ras-targeted nature of the therapeutic approach.

- Use siRNA to suppress PKC δ (to validate the specificity of PKC δ as a target in these different tumors)

- Use next generation small-molecule PKC δ inhibitors, developed from molecular pharmacophore modeling, as potential therapeutic agents. The most potent and PKC δ isozyme-selective compound(s) will be selected for in vivo testing.

Assays to be employed: Cell proliferation assay – MTT; DNA profile analysis – PI/flow cytometric analysis;

Cell apoptosis assay - (TUNEL) assay.

III.B. Algorithm employed for in vitro Testing of Analogs: Analogs and parent compounds will first be tested and compared for PKC δ-specificity (ratios of PKC δ /PKC α, and of PKC δ /PKA inhibitory activities). We hypothesize that these ratios will be important for prediction of Ras-specific cytotoxicity, because inhibition of PKC α non-specifically promotes apoptosis in a wide variety of cell types, but in a Ras-independent fashion.5 Similarly, “off-target” inhibition of PKA might also lead to non-specific cytotoxicity and/or side effects in animals.

Potency of PKC δ Inhibition. The potency of PKC δ inhibitory activity will also be compared, by comparison of IC50 values. It is generally assumed in the pharmaceutical industry that higher potency will result in fewer off- target activities and fewer side effects. In addition, where complexity of synthesis is an issue, higher potency would lead to lower cost of materials.

In addition to testing the new PKC δ-inhibitory compounds for lack of toxicity on “normal” human cells, we will also assay for any potential toxicity on primary human cell lines, including human primary hematopoietic progenitor cultures, to demonstrate lack of bone marrow toxicity. This project with respect to the C2D2 funding request, will be chemistry-focused to enable the Williams laboratory to optimize our lead PKC δ inhibitors as candidates for clinical development for use in human medicine. This support should also enable additional IP to be generated around this novel class of small molecule drugs.

H. Literature Cited

1.	Warshaw AL, Gu ZY, Wittenberg J, & Waltman AC. Preoperative staging and assessment of resectability of pancreatic cancer. Arch. Surg. 125:230-3 (1990).
2.	Wargo JA & Warshaw AL. Surgical approach to pancreatic exocrine neoplasms. Minerva Chir. 60:445-68 (2005).
3.	Statistical Abstract of the United States: 2007. 126 th Edition (2007). Washington, DC, US Census Bureau.
4.	Yeo CJ, Cameron JL, Lillemoe KD, Sitzmann JV et al. Pancreaticoduodenectomy for cancer of the head of the pancreas. 201 patients. Ann. Surg. 221:721-31 (1995).
5.	Xia S, Forman LW, & Faller DV. Protein Kinase C is required for survival of cells expressing activated p21RAS. J. Biol. Chem. 282:13199-210 (2007). PMID: 17350960
6.	Xia S, Chen Z, Forman LW, & Faller DV. PKC survival signaling in cells containing an activated p21Ras protein requires PDK1. Cell Signal. 21:502-8 (2009). PMID: 19146951
7.	Liou JS, Chen CY, Chen JS, & Faller DV. Oncogenic Ras mediates apoptosis in response to protein kinase C inhibition through the generation of reactive oxygen species. J. Biol. Chem. 275:39001-11 (2000). PMID: 10967125
8.	Liou JS, Chen J-C, & Faller DV. Characterization of p21Ras-mediated apoptosis induced by Protein Kinase C inhibition and application to human tumor cell lines. J. Cell Physiol. 198:277-94 (2004). PMID: 14603530
9.	Chen CY & Faller DV. Direction of p21(ras)-generated signals towards cell growth or apoptosis is determined by protein kinase C and Bcl-2. Oncogene 11:1487-98 (1995).
10.	Chen CY & Faller DV. Phosphorylation of Bcl-2 protein and association with p21(Ras) in Ras-induced apoptosis. J. Biol. Chem. 271:2376-9 (1996).
11.	Chen CY, Forman LW, & Faller DV. Calcium-dependent immediate-early gene induction in lymphocytes is negatively regulated by p21(Ha-ras). Mol. Cell Biol. 16:6582-92 (1996).
12.	Chen CY, Liou J, Forman LW, & Faller DV. Differential regulation of discrete apoptotic pathways by Ras. J. Biol. Chem. 273:16700-9 (1998).
13.	Chen CY, Liou J, Forman LW, & Faller DV. Correlation of genetic instability and apoptosis in the presence of oncogenic Ki-Ras. Cell Death. Differentiation. 5:984-95 (1998).
14.	Chen CY, Juo P, Liou J, Yu Q et al. Activation of FADD and Caspase 8 in Ras-mediated apoptosis. Cell Growth Differ. 12:297-306 (2001). PMID: 11432804
15.	Chen Z, Forman LW, Miller KA, English B, Takashima, A, Bohacek, R, Williams, RM, Faller DV. The proliferation and survival of human neuroendocrine tumors is dependent upon protein kinase C-delta. Endocr. Relat. Cancer 18:759-71 (2011).
16.	Chen CY & Faller DV. Selective inhibition of protein kinase C isozymes by Fas ligation. J. Biol. Chem. 274:15320-8 (1999).
17.	Denis GV, Yu Q, Deeds PH, Faller DV et al. Bcl-2, via its BH4 domain, blocks apoptotic signaling mediated by mitochondrial ras. J. Biol. Chem. 278:5775-85 (2003). PMID: 12477721
18.	Bohacek R, Boosalis MS, McMartin C, Faller DV et al. Identification of novel small-molecule inducers of fetal hemoglobin using pharmacophore and ‘PSEUDO’ receptor models. Chem. Biol. Drug Des. 67:318- 28 (2006). PMID: 16784456
19.	Sipos B, Moser S, Kalthoff H, Torok V et al. A comprehensive characterization of pancreatic ductal carcinoma cell lines: towards the establishment of an in vitro research platform. Virchows Arch. 442:444- 52 (2003).
20.	Aguirre AJ, Bardeesy N, Sinha M, Lopez L et al. Activated Kras and Ink4a/Arf deficiency cooperate to produce metastatic pancreatic ductal adenocarcinoma. Genes Dev. 17:3112-26 (2003).